

November 3, 2014

<u>Via E-mail</u>
Michael J. Chewens
Senior Executive Vice President and Chief Financial Officer
NBT Bancorp, Inc.
52 South Broad Street
Norwich, NY 13815

  Re: **NBT Bancorp, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2013
    Filed March 3, 2014
    Form 10-Q for the Fiscal Quarter Ended June 30, 2014
    Filed August 11, 2014
    File No. 000-14703

Dear Mr. Chewens:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Michael Volley

          Michael Volley
          Staff Accountant